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SEC Mail Processing Section

AUG 28 2017

Washington DC 408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-28164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2016 (MM/DD/YY) AND ENDING 06/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROSPERA FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5429 LBJ FREEWAY, SUITE 400

(No. and Street)

DALLAS	TX	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CASSANDRA GALVAN 972-581-3029

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRAD A. KINDER, CPA

(Name – *if individual, state last, first, middle name*)

815 PARKER SQUARE	FLOWER MOUND	TEXAS	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aub

OATH OR AFFIRMATION

I, DAVID STRINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROSPERA FINANCIAL SERVICES, INC., as of JUNE 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



ALEJANDRA G. HERNANDEZ
Notary Public, State of Texas
Comm. Expires 11-09-2019
Notary ID 130434314

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prospera Financial Services, Inc.

We have audited the accompanying statement of financial condition of Prospera Financial Services, Inc. (a Texas corporation) as of June 30, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospera Financial Services, Inc. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Prospera Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Prospera Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



BRAD A. KINDER, CPA

Flower Mound, Texas
August 28, 2017

PROSPERA FINANCIAL SERVICES, INC.
Statement of Financial Condition
June 30, 2017

Assets		
Cash and cash equivalents	$	9,161,702
Commissions receivable		1,849,323
Receivables and advances - related parties		20,154
Other receivables		535,787
Prepaid expenses		152,387
Clearing deposits		200,458
Forgivable notes receivable		372,974
Non-marketable securities		11,000
Intangible assets, net		92,555
TOTAL ASSETS	$	12,396,340
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$	122,053
Accrued compensation and related costs		3,811,837
Accrued expenses		773,869
Income taxes payable		277,766
Total Liabilities		4,985,525
Stockholders' Equity		
Preferred stock, 1,000,000 shares authorized, none designated, issued or outstanding		-
Common stock, no par value, 1,000,000 shares authorized, 120,000 shares issued, and 86,664 shares outstanding		38,272
Non-voting common stock, no par value, 100,000 shares authorized, 5,482 shares issued and outstanding		254,594
Additional paid-in capital		379,339
Retained earnings		6,762,622
Treasury stock, 33,336 shares at cost		(24,012)
Total Stockholders' Equity		7,410,815
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	12,396,340

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Income
Year Ended June 30, 2017

Revenue	
Securities commissions	$ 16,613,457
Insurance commissions	6,853,116
Mutual fund commissions	6,177,064
Management and advisory fees	20,861,010
Other revenue	288,660
Total Revenue	50,793,307
Expenses	
Compensation and related costs	41,973,130
Clearing costs	846,216
Communications	1,319,035
Conferences and training	397,401
Errors and bad debts	80,459
Fees paid to money managers	390,327
Management fees paid to related parties	188,690
Occupancy and equipment costs	908,810
Promotional costs	116,249
Professional fees and services	816,061
Regulatory fees	454,539
Other expenses	786,980
Total Expenses	48,277,897
Net income before provision for income taxes	2,515,410
Current income taxes - federal	859,228
- states	140,959
Total current provision for income taxes	1,000,187
NET INCOME	$ 1,515,223

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2017

	Preferred Shares Issued	Common Shares Issued	Non-Voting Common Shares Issued	Treasury Shares	Common Stock	Non-Voting Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at June 30, 2016	-	120,000	5,482	33,336	$ 38,272	$ 254,594	$ 379,339	$ 5,247,399	$ (24,012)	$ 5,895,592
Net income	-	-	-	-	-	-	-	1,515,223	-	1,515,223
Balances at June 30, 2017	-	120,000	5,482	33,336	$ 38,272	$ 254,594	$ 379,339	$ 6,762,622	$ (24,012)	$ 7,410,815

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year Ended June 30, 2017

Cash Flows From Operating Activities:	
Net income	$ 1,515,223
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization and purchase price adjustment	115,047
Forgivable notes compensation	328,468
Change in assets and liabilities	
Increase in commissions receivable	(83,429)
Decrease in receivables and advances - related parties	16,605
Increase in other receivables	(469,078)
Decrease in prepaid expenses	466,096
Increase in clearing deposits	(49)
Increase in accounts payable	56,797
Increase in accrued compensation and related costs	610,273
Increase in accrued expenses	153,661
Increase in income taxes payable	91,077
Net cash provided by operating activities	2,800,691
Cash Flows From Financing Activities:	
Payments on business acquisition payable	(96,356)
Net cash used in financing activities	(96,356)
Net increase in cash and cash equivalents	2,704,335
Cash and cash equivalents at beginning of year	6,457,367
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 9,161,702

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Income taxes paid - federal	$ 802,977
- states	$ 58,851
Interest	$ -

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.

Notes to Financial Statements

June 30, 2017

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Prospera Financial Services, Inc. (Company) was organized in 1982 as a Texas corporation and is a majority owned subsidiary of Prospera Holdings, LLC (Parent), a Texas limited liability company. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and as a registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC). The Company is also registered as an introducing broker with the Commodities Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear securities transactions on behalf of customers on a fully disclosed basis through clearing broker-dealers, and promptly transmit all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

The Company is an independent full service broker-dealer, investment advisor and support organization for independent financial representatives. The Company's operations consist primarily of providing securities brokerage, insurance brokerage and management and investment advisory services to individuals located throughout the United States. Insurance brokerage services are provided directly by the Company and through a related party insurance agency. The Company's headquarters are in Dallas, Texas with independent branch offices throughout the United States.

Significant Accounting Policies:

Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Forgivable notes receivable are valued at the future expected compensation expense, net of compensation expensed, interest, and repayments, which approximates fair value.

Non-marketable securities are valued at cost which approximates fair value.

Intangible assets are valued at the acquisition cost, net of purchase price adjustments and amortization, which approximates fair value.

Substantially all the Company's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Cash Equivalents

Money market funds and highly liquid investments, generally certificates of deposit with an original maturity of three months or less, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Forgivable Notes Receivable

Forgivable notes receivable consist of amounts paid and committed to independent financial representatives of the Company as retention bonuses, net of compensation expensed and amounts forgiven or repaid over the term of the notes. The retention bonuses are considered earned and the notes are forgiven as certain production or asset requirements are achieved. The Company recognizes compensation expense on a straight line basis over the period the retention bonuses are earned and notes forgiven. The notes receivable are required to be repaid with interest on unearned amounts.

Non-Marketable Securities

Non-marketable securities are recorded at the lower of cost or fair value. The increase or decrease in fair value is credited or charged to operations.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Intangible Assets

Intangible assets represent the fair value of identifiable intangible assets acquired in a business acquisition consisting primarily of transferring independent financial representatives and the related customer accounts. Intangible assets may become impaired in the future. The determination of fair value for intangible assets requires the Company to make estimates and assumptions. Management assesses potential impairment of intangible assets on an annual basis or when events or changes in circumstances that indicate the carrying amount may be impaired. Management's judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance and cash flows of the acquired business, market conditions and other factors.

Future events could cause management to conclude that intangible assets associated with the business acquired are impaired. Any resulting impairment loss could have an adverse impact on the Company's results of operations and cash flows. The Company has determined that no amount of intangible assets was impaired at June 30, 2017.

Intangible assets are amortized on a straight-line basis over the estimated useful lives of five years.

Treasury Stock

Treasury stock is accounted for using the cost method.

Securities Transactions and Securities Commissions

Securities transactions, general securities commissions, and the related expenses are recorded on the trade date as securities transactions occur. Securities commissions also include bond trading, commissions on bonds and alternative products, interest rebates on customer accounts and other revenue related to customer accounts which is recorded on the trade date or is accrued as earned.

Insurance Commissions

Insurance commissions are primarily related to variable annuity products earned directly and through a related party insurance agency. Insurance commissions and the related expenses are recorded on insurance products when the policies are funded by the customer and accepted by the insurance company and on contracts that remain in force, trail fees and renewal commissions are accrued as earned.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Mutual Fund Commissions

Mutual fund commissions and the related expenses are recorded on the trade date. Mutual fund trail fees are accrued as earned.

Management and Advisory Fees

Management and advisory fees are earned based on contractual percentages of customer assets under management. Management and advisory fees and the related expenses are recorded during the period in which the services are rendered.

Stock-Based Compensation

The Company expenses the fair value of stock-based compensation awards to employees pursuant to FASB ASC 718. Due to an absence of an active market for the Company's common stock, the fair value of stock-based compensation awards is determined by the Company at each stock issuance date. There were no stock-based compensation awards to employees during the year ended June 30, 2017.

Retention Bonuses

The Company recognizes compensation expense related to retention bonuses on a straight-line basis over the retention period, subject to the independent financial representatives' continuous registration and affiliation with the Company.

Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas franchise return of its Parent. Federal and Texas income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as receivable from or payable to the Parent.

The Company is also subject to various other state income and franchise taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of June 30, 2017, open Federal tax years include the tax years ended June 30, 2014 through June 30, 2016.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital provisions of Regulation 1.10(d)(2) of the Commodities Futures Trading Commission Act of 1974, and is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2017, the Company had net capital of $6,042,978, which was $5,707,276 in excess of the required net capital of $355,702. The Company's ratio of aggregate indebtedness to net capital was 0.83 to 1.

Note 3 - Forgivable Notes Receivable

Forgivable notes receivable totaling $372,974, less any unearned amounts required to be repaid, will be forgiven and recorded as compensation when earned over the next three years ending June 30 as follows:

2018	$ 253,304
2019	117,831
2020	1,839
Total	$ 372,974

Compensation expense related to forgivable notes receivable totaled $328,468 during the year ended June 30, 2017.

Note 4 - Business Acquisition and Intangible Assets

The Company completed a business acquisition of a North Carolina broker-dealer in June 2013; whereby, the Company acquired intangible assets consisting primarily of transferring independent financial representatives and the related customer accounts. No tangible assets were acquired or any liabilities assumed. The fair value of the intangible assets acquired was based on management's estimate. There was no goodwill or excess of the purchase price over the fair value of the intangible assets acquired. Customer relationships are generally recognized by the Company to belong to the independent financial representatives that transferred to the Company as part of this agreement; therefore, if such representatives were to terminate their relationship with the Company, the customer accounts may leave the Company and impair the intangible assets acquired.

Note 4 - Business Acquisition and Intangible Assets (continued)

At June 30, 2017, intangible assets are recorded at the initial acquisition cost of $578,139, less cumulative purchase price adjustments of $57,973 and accumulated amortization of $427,611 for a net of $92,555. For the year ended June 30, 2017, purchase price adjustments and amortization were $22,493 and $92,555; respectively.

Note 5 - Transactions with Clearing Broker-Dealers

The Company has clearing agreements with two national clearing broker-dealers, First Clearing Corp, LLC (FC) and Pershing LLC (Pershing), to provide clearing, execution and other related securities services. There is a minimum clearing and execution fee of $10,000 per month under the FC clearing agreement and $25,000 per quarter under the Pershing clearing agreement. The agreements also require the Company to maintain a minimum of $100,000 in a deposit account with each of the two clearing broker-dealers. There are annual decreasing termination fees ($300,000 at June 30, 2017) to the Company if the FC agreement is terminated by the Company before September 30, 2018.

Note 6 – Commitments and Contingencies

Operating Lease

The Company leases its corporate headquarters office space under a non-cancelable operating lease expiring November 2019. Future minimum lease commitments for each of the years ending June 30 are as follows:

2018	$ 249,609
2019	256,289
2020	107,715
Thereafter	-
	$ 613,613

Rent expense for the year totaled $252,449.

The Company has a number of branch offices throughout the United States. All of the branch office leases are in the name of the individual branch and the Company has no commitments or guarantees related to branch office leases.

Note 6 – Commitments and Contingencies (continued)

Retention Bonuses

The Company has committed to pay retention bonuses to certain independent financial representatives over the next three years ending June 30 as follows:

2018	$ 278,055
2019	278,055
2020	52,904
Total	$609,014

Compensation expense related to retention bonuses totaled $225,152 during the year ended June 30, 2017.

Contingencies

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business, some of which include claims for substantial or unspecified damages. As of June 30, 2017, the Company had three open arbitration claims and one open arbitration counter claim filed against it. The nature of these claims is related to the Company's activities in the securities industry. The three arbitration claims were settled in July and August 2017 with no material damages to the Company. The open arbitration counter claim seeks damages totaling $90,000, plus costs and other damages. No evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss can be made by legal counsel on the remaining open arbitration counter claim. The Company intends to vigorously defend itself against this action; however, the ultimate outcome of this and any other actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Profit Sharing Plan

Prospera Financial Services 401(k) Profit Sharing Plan (Plan), to which both the Company and eligible employees may contribute, was established effective April 1, 2000. The Plan is on a calendar year with employee entrance dates after the completion of 1,000 hours of service on January 1 and July 1. Company contributions are voluntary and at the discretion of the board of directors.

Employee salary deferral contributions and earnings on such contributions are 100% vested. Company matching and profit sharing contributions are subject to a vesting schedule over a six year period.

For the year ended June 30, 2017, Company matching and profit sharing contributions totaled $44,499 and $231,947, respectively, and the Company incurred $4,545 in expenses related to the Plan. These contributions and expenses are recorded as compensation and related costs in the accompanying statement of income.

Note 8 - Stock Appreciation Rights Plan

The Company has a Stock Appreciation Rights Plan which allows the board of directors to grant units to employees and/or independent financial representatives of the Company. The units, if granted, have a vesting schedule and if a triggering event, as defined, occurs, the employees and/or independent financial representatives will be entitled to up to a maximum of 10% of the net proceeds, as defined, realized as a result of the triggering event. No triggering events have occurred as of June 30, 2017.

Note 9 - Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas franchise return of its Parent. Federal and Texas income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as a receivable from or payable to the Parent. At June 30, 2017, $186,341 and $35,814 totaling $222,155 is payable to Parent for separate federal and Texas income taxes; respectively, and is included in income taxes payable.

The Company is also subject to various other state income and franchise taxes as a separate company. At June 30, 2017, $55,611 is payable for these other state taxes and is included in income taxes payable.

The current federal income tax provision differs from the expense that would result from applying federal statutory rates to net income before income taxes primarily due to permanent non-deductible expenses, book amortization in excess of tax amortization and certain accruals that are deductible when paid. There are no material deferred tax assets or liabilities.

Note 10 - Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry accounts of the Company's customers and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealers.

The Company has cash and cash equivalents held at four national banks, totaling approximately $7.8 million or 63% of the Company's total assets. Cash held in three banks are in excess of the FDIC insurance of $250,000 creating a credit risk of approximately $4.8 million at June 30, 2017. Cash balances fluctuate on a daily basis.

The Company has cash and cash equivalents, commissions receivable, and a clearing deposit held by and due from FC, its primary clearing broker-dealer, of $833,329, $888,368, and $100,457, respectively, totaling $1,883,475 or approximately 15% of total assets at June 30, 2017. The Company has cash and cash equivalents, commissions receivable, and a clearing deposit held by and due from Pershing of $426,093, $9,956, and $100,001, respectively, totaling $536,051 or approximately 4% of total assets at June 30, 2017.

Note 11 - Related Party Transactions

The Company, its Parent, and other related companies are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Receivables and advances – related parties totaling $20,154 are unsecured, non-interest bearing, and primarily due from related party entities and independent financial representatives of the Company.

Included in income taxes payable at June 30, 2017, is $186,341 and $35,814; totaling $222,155 due to its Parent for separate Company federal and Texas income taxes; respectively.

The Company has thirteen forgivable notes receivable totaling $372,974 from certain independent financial representatives of the Company (see Note 3).

Note 11 - Related Party Transactions (continued)

The Company has committed to pay retention bonuses to certain independent financial representatives of the Company totaling $546,509 (see Note 6).

The Company earned $3,588,359 in insurance commissions on the sale and marketing of customer insurance policies sold and trail fees on policies that remain in force through independent financial representatives dually licensed with a related party insurance agency. $42,237 is due from this related party at June 30, 2017 and is included in commissions receivable in the accompanying statement of financial condition.

Management fees incurred and paid by the Company during the year to the related party insurance agency totaled $188,690. The management fees are incurred at the discretion of the Company primarily for insurance agency management services and office equipment provided by the other related party. Management fees incurred for these services and transactions are not consummated on terms equivalent to those in arms-length transactions.

The Company entered into an Asset Rental Agreement with its Parent, effective December 31, 2016; whereby, Parent provides the use of property to the Company at $10,000 per month. Substantially all of the property used by the Company, consisting of office furniture and equipment, not directly leased by the Company is provided by Parent under this Agreement. The Agreement is for a one year term expiring December 31, 2017; however, unless either party provides notice, the Agreement is automatically extended an additional year. The prior Agreement was $5,000 per month and expired December 31, 2016. The Company incurred and paid rental expense under these Agreements totaling $90,000 for the year.

Note 12 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2017, through August 28, 2017, the date which the financial statements were available to be issued.

Schedule I

PROSPERA FINANCIAL SERVICES, INC.
Supplemental Information Pursuant to Rule 17a-5
June 30, 2017

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 7,410,815
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	177,935
Receivables and advances - related parties	20,154
Other receivables	535,787
Prepaid expenses	152,387
Forgivable notes receivable	372,974
Non-marketable securities	11,000
Intangible assets, net	92,555
Total deductions and/or charges	1,362,792
Net capital before haircuts on securities positions	6,048,023
Haircuts on securities:	
Cash equivalents	5,045
Total haircuts on securities	5,045
Net Capital	$ 6,042,978
Aggregate indebtedness	
Accounts payable	$ 122,053
Accrued compensation and related costs	3,811,837
Accrued expenses	773,869
Income taxes payable	277,766
Contingent liabilities	50,000
Total aggregate indebtedness	$ 5,035,525
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 335,702
Net capital in excess of minimum requirement	$ 5,707,276
Ratio of aggregate indebtedness to net capital	0.83 to 1.00

See accompanying report of independent registered public accounting firm.

PROSPERA FINANCIAL SERVICES, INC.
Supplemental Information Pursuant to Rule 17a-5
June 30, 2017

Reconciliation of Computation of Net Capital and Aggregate Indebtedness

The computation of net capital as of June 30, 2017, as filed by Prospera Financial Services, Inc. on Form X-17A-5 differs as follows.

Net Capital, as reported by the Company in Part IIA of Form X-17A-5 as of June 30, 2017 (unaudited)	$ 6,397,978
Increase in non-allowable other receivables	(355,000)
Net Capital as reported	$ 6,042,978

The computation of aggregate indebtedness as of June 30, 2017, as filed by Prospera Financial Services, Inc. on Form X-17A-5 differs as follows.

Aggregate indebtedness, as reported by the Company in Part IIA of Form X-17A-5 as of June 30, 2017 (unaudited)	$ 4,680,525
Increase in accrued expenses	355,000
Aggregate indebtedness as reported	$ 5,035,525

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prospera Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Prospera Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Prospera Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Prospera Financial Services, Inc. stated that Prospera Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its Exemption Report Summary of Exceptions. Prospera Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Prospera Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



BRAD A. KINDER, CPA

Flower Mound, Texas
August 28, 2017



PROSPERA
FINANCIAL SERVICES

EXEMPTION REPORT

Prospera Financial Services, Inc., (Company) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(ii)

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year, except as described in the following summary of exceptions.

Prospera Financial Services, Inc.

I, David Stringer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

August 25, 2017

5429 LBJ Freeway • Suite 400 • Dallas, TX 75240 • Phone: (972) 581-3000 • Fax: (972) 581-3001 • member FINRA/SIPC

Prospera Financial Services, Inc.
Exemption Report
June 30, 2017

Summary of Exceptions

1. Customer funds received in a branch office on September 1, 2016 were not forwarded to the custodian until September 2, 2016.

2. Customer funds received in a branch office on September 27, 2016 were not forwarded to the corporate office until September 28, 2016. Funds were received and forwarded to the clearing broker-dealer via electronic deposit into the customer's account on next business day, September 29, 2016.

3. Customer funds received in a branch office on October 4, 2016 were not forwarded to the custodian until October 6, 2016.

4. Customer funds received in a branch office on December 16, 2016 were not forwarded to the custodian until December 22, 2016.

5. Customer funds received in a branch office on February 2, 2017 were not forwarded to the custodian until February 6, 2017.

6. Customer funds received in a branch office on February 23, 2017 were not forwarded to the corporate office until February 24, 2017. Funds were received and forwarded to the clearing broker-dealer via electronic deposit into the customer's account on next business day, February 27, 2017.

7. Customer funds received in a branch office on March 16, 2017 were not forwarded to the corporate office until March 17, 2017. Funds were received and forwarded to the clearing broker-dealer via electronic deposit into the customer's account on next business day, March 20, 2017.

8. Customer funds received in a branch office on March 20, 2017 were not forwarded to the corporate office until March 21, 2017. Funds were received and forwarded to the clearing broker-dealer via electronic deposit into the customer's account on next business day, March 22, 2017.

9. Customer funds received in a branch office on March 21, 2017 were not forwarded to the custodian until March 23, 2017.

10. Customer funds received in a branch office on March 28, 2017 were not forwarded to the corporate office until March 29, 2017. Funds were received and forwarded to the clearing broker-dealer via electronic deposit into the customer's account on next business day, March 30, 2017.

11. Customer funds received in a branch office on April 8, 2017 were not forwarded to the corporate office until April 10, 2017. Funds were received and forwarded to the clearing broker-dealer via electronic deposit into the customer's account on next business day, April 11, 2017.

Summary of Exceptions (continued)

12. Customer funds received in a branch office on April 11, 2017 were not forwarded to the corporate office until April 12, 2017. Funds were received and forwarded to the clearing broker-dealer via electronic deposit into the customer's account on next business day, April 13, 2017.

13. Customer funds received in a branch office on April 22, 2017 were not forwarded to the corporate office until April 24, 2017. Funds were received and forwarded to the clearing broker-dealer via electronic deposit into the customer's account on next business day, April 25, 2017.

14. A customer stock certificate received in a branch office on April 26, 2017 was forwarded to the clearing broker-dealer via overnight delivery on April 27, 2017.

15. Customer funds received in a branch office on April 28, 2017 were not forwarded to the corporate office until May 1, 2017. Funds were received and forwarded to the clearing broker-dealer via electronic deposit into the customer's account on next business day, May 2, 2017.

16. Customer funds received in a branch office on May 11, 2017 were not forwarded to the custodian until May 12, 2017.